October 16, 2017

VIA EDGAR
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Attention: Heather Percival

Re:	ReWalk Robotics Ltd. Registration Statement on Form S-1 (File No. 333-220545)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ReWalk Robotics Ltd. (the “Company”) hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No. 333-220545), as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Wednesday, October 18, 2017, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, White & Case LLP, by calling Colin Diamond at (212) 819-8754 or Scott Levi at (212) 819-8320. Should you have any questions regarding this letter, please do not hesitate to contact Mr. Diamond or Mr. Levi at White & Case LLP.

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3 Hatnufa St. 6th fl., P.O.B. 161, Yokneam Ilit 2069203, Israel, T. 972 4 959 0123, F. 972 4 959 0125,
www.rewalk.com

Sincerely,

REWALK ROBOTICS LTD.

By:	/s/ Kevin Hershberger
Name: Kevin Hershberger
Title: Chief Financial Officer

_____________________________________________________________________________________________________

3 Hatnufa St. 6th fl., P.O.B. 161, Yokneam Ilit 2069203, Israel, T. 972 4 959 0123, F. 972 4 959 0125,
www.rewalk.com